

January 8, 2013

<u>Via E-mail</u>
Gary T. Krenek
Senior Vice President and
 Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

     Re: **Diamond Offshore Drilling, Inc.**
              Form 10-K for the Year Ended December 31, 2011
              Filed February 23, 2012
              File No. 001-13926

Dear Mr. Krenek:

We have reviewed your letter dated October 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Financial Statements, page 45</u>

<u>Notes to Consolidated Financial Statements, page 52</u>

<u>Note 15. Segments and Geographic Area Analysis, page 75</u>

1.   We have considered your response to prior comment number 2 from our letter dated September 25, 2012 and are unclear as to your basis for concluding that aggregation of your operating segments into a single reportable segment is appropriate. In this regard, we note that there appear to be significant differences between certain of your drilling units, and that these differences serve as the basis for the presentation, throughout your

filing, of information based on the groupings ultra-deepwater, deepwater and mid-water floaters; and jack-ups. The descriptions of the drilling units included in each of these groupings suggest that there are material differences in the design and capabilities of the underlying drilling units, and information regarding utilization, day rates and operating profits suggests that the different groupings do not have similar economic characteristics.

In view of these considerations, further explain to us why you believe aggregation of your operating segments into a single reportable segment is appropriate. As part of your response, address why you believe each of the aggregation criteria, including economic similarity, are met for the drilling units within each of the groupings. For example, explain why you believe the nature of the service, and the method used to provide the service, are the same for jack-up rigs and ultra-deepwater floaters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant